ALTAI

RESOURCES INC.

[redacted] ***NEWS RELEASE***

12g3-2(b) FILE # 82-2950

Date: April 23, 2002

ALTAI RESOURCES INC. ANNOUNCES DELINEATION OF A MAJOR DEEP GAS TARGET ON ITS LAC ST. PIERRE GAS PROPERTY, QUEBEC

Altai Resources Inc. (ATI, CDNX; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") has now received an updated report on its Lac St. Pierre gas project, Quebec, which incorporates all previous work done including the latest (year 2001) seismic surveys orientated to deep targets.

At the request of Altai and its joint venture partner, Petro St-Pierre Inc., Paul Laroche, consulting geologist-geophysicist, has prepared an updated report (April 2002), including analysis of the results of the deep seismic survey of 2001, on their jointly owned (Altai 52.4%, Petro St-Pierre 47.6%) gas project, Sorel area, Quebec. Highlights of the report are summarized below.

DEEP GAS TARGET

The deep (at depth of about 1,000 meters) exploration target mentioned in Altai's press release of November 28, 2000, has now been delineated. The target is a NE trending fault zone 24 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. This deep target has not been drilled to date. Several wells drilled by others to the south and north of the target indicated gas. Natural gas wholesale price in Alberta is currently about $3-4 million / BCF, and it is higher in Quebec.

SHALLOW GAS TARGETS

With respect to shallow (less than 150 meters deep) gas targets in Pleistocene (Quaternary era), the Consultant makes a number of useful observations and recommendations. On the one third of the lake (Lac St. Pierre) that has been surveyed by the joint venture to date, he estimates total gas initially in place potential at 29.9 BCF but producible gas potential at 12 BCF. He also believes that producing gas from these small deposits under the lake may present logistical challenges due to icing of the St. Lawrence River (Lac St. Pierre is a widening of the river) and moving ice. He proposes some possible ways to overcome the challenges and recom[illegible] study to select the optimum solution.

RECOMMENDED WORK PROGRAM

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an e[illegible] of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, particularly on Sorel Islands where no logistical challenge is anticipated in the production from eventual deposits. The recommended program will be implemented with some modification subject to financing, very likely through off balance sheet.

BACKGROUND

Lac St. Pierre property consists of five oil and gas permits aggregating to 73,700 hectares (182,100 acres) located in the Sorel area, halfway between Quebec City and Montreal in the industrial heartland of Quebec. The property is 5 kilometers south of the TransCanada Pipeline. Altai believes that the property has, over the long run, an unparalleled value as a potential gas storage site due to its location. According to publicly available information, shallow gas storage facility of Point du Lac with a capacity of 0.7 BCF operated by Intragaz and located 2 kilometers NE of the property generates $6.6 million per year.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact
Dr. Niyazi Kacira, President and CEO **or** **Maria Au, Secretary-Treasurer**
Tel: (416) 383-1328 **Fax: (416) 383-1686** **Email: altai@arex.com** **Internet: http://www.altairesources.com**